Filed by Park Sterling Corporation pursuant to Rule 425

under the Securities Act of 1933

Registration Statement No. 333-207595

Subject Company: First Capital Bancorp, Inc.

Commission File No. 001-33543

December 18, 2015

You may have heard in the news that plans are underway for First Capital Bank to soon merge with and into Park Sterling Bank. Because you are a valued First Capital Bank client, I wanted you to hear directly from me how excited we are about this change.

Park Sterling is a bank that shares the same values you have come to count on from First Capital Bank, especially a passion for personal service, long-term relationships and local decision-making. We recognize that those values have allowed us to earn your trust and your business.

Whether you have banked with us for many years, or simply a few months, I hope you’ve felt that passion in action. We believe our focus on the customer has proven to be at the heart of what keeps us connected to the individuals, families, communities and businesses that we are proud and honored to serve.

As part of Park Sterling Bank, we’ll be able to offer a much broader array of innovative financial products, services and technology solutions -- all delivered right here, locally, by the same friendly faces in the same convenient locations . . . plus more.

Soon, you may see new signs going up on our branches around Richmond and in Ashland. I hope that, like me, you’ll recognize the change as a very positive one, where we can continue to provide you with customized personal and business solutions (something Park Sterling proudly calls Answers You Can Bank On®) for many years to come.

On behalf of all of us at First Capital Bank, and our colleagues at Park Sterling, please accept my best wishes for a happy, healthy and prosperous 2016. As always, thank you for the continued opportunity to be your bank.

With warm regards,

Bob Watts

President and CEO

For Additional Information About the Merger and Where to Find It, Please Read Back of Letter

Additional Information About the Merger and Where to Find It

Park Sterling has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a proxy statement of First Capital that also constitutes a prospectus of Park Sterling, as well as other relevant documents concerning the proposed merger. INVESTORS ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. A free copy of the proxy statement/prospectus, as well as other filings containing information about Park Sterling and First Capital, may be obtained at the SEC's Internet site (http://www.sec.gov). In addition, free copies of documents filed with the SEC may be obtained on the respective websites of Park Sterling and First Capital at www.parksterlingbank.com and www.1capitalbank.com.

Participants in Solicitation

Park Sterling and First Capital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of Park Sterling and First Capital and other persons who may be deemed participants in this solicitation are included in the proxy statement/prospectus. Information about Park Sterling’s executive officers and directors can be found in Park Sterling’s definitive proxy statement in connection with its 2015 Annual Meeting of Shareholders filed with the SEC on April 13, 2015. Information about First Capital’s executive officers and directors can be found in First Capital’s definitive proxy statement in connection with its 2015 Annual Meeting of Shareholders filed with the SEC on April 15, 2015. Free copies of these documents can be obtained from the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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